Exhibit 97
Chimera Investment Corporation
Incentive Compensation Recoupment Policy
Adopted by the Board of Directors on November 27, 2023

Effective Date and Scope
This Policy shall apply to any Incentive Compensation received on or after October 2, 2023. Incentive Compensation received prior to that date shall remain subject to the Company’s existing compensation recovery policies and applicable law.
This Policy, as may be amended from time to time by the Compensation Committee, will apply to all Incentive Compensation received during the Recoupment Period by a person (a) after beginning service as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for that Incentive Compensation and (c) while the Company has a class of securities listed on the New York Stock Exchange (“NYSE”) or another national securities exchange or a national securities association. Accordingly, this Policy can apply to a person that is no longer a Company employee or a Covered Executive at the time of recovery.
Statement of Policy:
Subject to the exceptions set forth below, following an Accounting Restatement, Chimera Investment Corporation (the “Company”) shall recover reasonably promptly the amount of any Incentive Compensation received during the Recoupment Period by any Covered Executive that exceeds the Incentive Compensation that would have been received by such Covered Executive during the Recoupment Period taking into account the Accounting Restatement (calculated on a pre-tax basis).
For purposes of this Policy, Incentive Compensation is deemed “received” in the fiscal period during which the measure specified in the Incentive Compensation award is attained, even if the payment or issuance of such Incentive Compensation occurs after the end of that period. For example, if the performance target for an award is based on return on average equity for the year ended December 31, 2023, the award will be deemed to have been received in 2023 even if the Compensation Committee makes the determination it was earned in 2024 or if the award is paid in 2024.
Exceptions:

The Company shall not be required to recover Incentive Compensation pursuant to this Policy if the Compensation Committee has made a determination that recovery would be impracticable and one of the following conditions are met:

(a)after making a reasonable and documented attempt to recover erroneously received Incentive Compensation, the Compensation Committee determines that the direct expenses that would be paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; or

(b)the Compensation Committee determines that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
Definitions:

Exhibit 97
“Accounting Restatement” means the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, a restatement resulting solely from the retrospective application of a change in generally accepted accounting principles is not an Accounting Restatement.

“Covered Executive” means the Company’s Chief Executive Officer, President, Chief Financial Officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function, any other officer who performs a policy-making function for the Company, any other person who performs similar policy-making functions for the Company, and any other employee who may from time to time be deemed subject to this Policy by the Compensation Committee.

“Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure. For purposes of this definition, a “financial reporting measure” is (i) a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements or derived wholly or in part from such measures, or (ii) the Company’s stock price or total shareholder return.

“Recoupment Period” means the three completed fiscal years preceding the Trigger Date plus the current fiscal year to date.

“Trigger Date” means the earlier to occur of: (a) the date the Board of Directors, the Audit Committee, or the officer or officers of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
Administration:
The Compensation Committee has full authority to interpret and administer this Policy. The Compensation Committee’s determinations under this Policy shall be final and binding on all persons and shall be given the maximum deference permitted by law. This Policy is intended to comply with the listing requirements of the NYSE and related SEC rules and shall be interpreted in a manner consistent with those requirements.
If the Compensation Committee cannot determine the amount of excess Incentive Compensation received by a Covered Executive directly from the information in the Accounting Restatement, such as in the case of Incentive Compensation tied to stock price or total stockholder return, then it shall make its determination based on a reasonable estimate of the effect of the Accounting Restatement and shall maintain documentation of such determination.
The Compensation Committee has the authority to determine the appropriate means of recovering excess Incentive Compensation based on the particular facts and circumstances, which could include, but is not limited to, seeking direct reimbursement, forfeiture of awards, offsets against other payments, and forfeiture of deferred compensation (subject to compliance with Section 409A of the Internal Revenue Code).
Recoupment of Incentive Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall be in addition to any rights of the Company to recoup Incentive Compensation from Covered Executives under applicable laws and regulations. including but not limited

Exhibit 97
to the Sarbanes-Oxley Act of 2002, as amended, or the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended. The Company shall not indemnify any Covered Executives against, or pay the premiums for any insurance policy to cover, any amounts recovered under this Policy or any expenses that a Covered Executive incurs in opposing Company efforts to recoup amounts pursuant to the Policy.
Beginning on the effective date of this Policy, as a condition to be eligible to receive future Incentive Compensation, the Company shall have each Covered Executive sign the Acknowledgement and Agreement attached hereto concerning compliance with this Policy.

Exhibit 97

CHIMERA INVESTMENT CORPORATION
INCENTIVE COMPENSATION RECOUPMENT POLICY
ACKNOWLEDGMENT AND AGREEMENT

This Acknowledgment and Agreement (this “Agreement”) is entered into as of the
day of    , 2023, between Chimera Investment Corporation, a Maryland corporation
(the “Company”), and    (the “Executive”), under the following circumstances:
WHEREAS, the Compensation Committee (the “Committee”) of the Board of Directors of the Company has adopted the Incentive Compensation Recoupment Policy (the “Policy”);
WHEREAS, the Executive has been designated as a “Covered Executive” of the Company as defined in the Policy;
WHEREAS, in consideration of, and as a condition to the receipt of, future cash and equity-based awards, performance-based compensation, and other forms of cash or equity compensation made under the Company’s equity incentive plan or any other incentive compensation plan or program of the Company (collectively, the “Awards”), the Executive and the Company are entering into this Agreement; and
WHEREAS, defined terms used but not defined in this Agreement shall have the meanings set forth in the Policy.
NOW, THEREFORE, the Company and the Executive hereby agree as follows:
1.The Executive acknowledges receipt of the Policy, to which this Agreement is attached, and the terms of which are hereby incorporated into this Agreement. The Executive has read and understands the Policy and has had the opportunity to ask questions to the Company regarding the Policy.
2.The Executive hereby acknowledges and agrees that the Policy shall apply to any Incentive Compensation as set forth in the Policy by the Committee and that all such Incentive Compensation shall be subject to recoupment under the Policy.
3.Any applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation granted to the Executive by the Company shall be deemed to incorporate the restrictions imposed by the Policy and shall incorporate it by reference. In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive Compensation award granted to the Executive, the terms of the Policy shall govern.
4.For good and valuable consideration, the Executive hereby acknowledges that, notwithstanding any rights to indemnification under the Company’s charter, by-laws, board resolution, indemnification agreement or other arrangement between the Company and the Executive, the Company shall not indemnify the Executive against, or advance expenses with respect to, or pay the premiums for any insurance policy to cover, losses incurred under the Policy or any claim or action by the Executive in opposing Company efforts to properly recover amounts required to be recouped pursuant to the Policy and the Executive hereby waives any indemnification, reimbursement or advancement right with respect thereto.
5.In the event it is determined in accordance with the Policy that any amounts granted, awarded, earned or paid to the Executive must be recouped by the Company, the Executive will promptly take any action necessary to effectuate such recoupment.

Exhibit 97
6.This Agreement and the Policy shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Executive’s employment with the Company and its affiliates.
7.This Agreement may be executed in two or more counterparts, and by facsimile or electronic transmission, each of which will be deemed to be an original but all of which, taken together, shall constitute one and the same Agreement.
8.This Agreement shall be governed by the laws of the State of Maryland, without reference to principles of conflict of laws.
9.No modifications or amendments of the terms of this Agreement shall be effective unless in writing and signed by the parties or their respective duly authorized agents. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Executive, and the successors and assigns of the Company.

[Signature Page Follows]

Exhibit 97

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.
CHIMERA INVESTMENT CORPORATION
By:_______________________________________
Name:
Title:
EXECUTIVE
By:_______________________________________
Name:
Title: